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                          February 21, 2023

       Robert Hayes
       Chief Executive Officer
       Sharps Technology Inc.
       105 Maxess Road, Ste. 124
       Melville, New York 11747

                                                        Re: Sharps Technology
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed February 13,
2023
                                                            File No. 333-269743

       Dear Robert Hayes:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jordan
Nimitz at 202-551-5831 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Industrial Applications and

                          Services